Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PROGEN EXPANDS DRUG DEVELOPMENT PIPELINE THROUGH

ACQUISITION OF CELLGATE

• Transaction to Broaden Progen’s Oncology Product Candidate Portfolio

• Conference Call Scheduled for 5 February 2008, 09:00 Australian EST, 4 February 2008, 17:00 US EST

Brisbane, Australia. 4 February 2008. Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) announced today that the Company has executed a Definitive Agreement to acquire privately-held U.S. oncology company CellGate, Inc.  The CellGate acquisition will expand Progen’s product candidate portfolio through the addition of multiple pre-clinical and clinical oncology compounds focused on polyamine and epigenetic targets.  CellGate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds.

As a result of this acquisition, Progen will:

•                  expand its cancer-focused clinical development portfolio by adding a novel Phase 1 compound

•                  leverage its core capabilities in late pre-clinical and early clinical development of oncology compounds

•                  add more than ten compounds in pre-clinical development

•                  gain platform technologies in the areas of epigenetics and polyamines that will form the foundation for new compound development.

Epigenetics, or the silencing of cancer related gene expression, is becoming a well-defined target in oncology and Progen is excited to be entering this new frontier of cancer treatment.

Progen’s CEO, Justus Homburg, said “We are especially pleased that we have acquired such a large number of product candidates in very exciting and novel technology platforms.  This transaction represents a minimally dilutive up-front investment by Progen and allows us to continue expanding our product pipeline, with limited risk, while focusing on building long-term value for our shareholders.  We are confident that we have the financial resources to drive this new portfolio of assets to the next decision points in the coming 18 months while continuing our development programs for PI-88, PG500 and heparanase inhibitors.”

“The merger of the two companies represents an important opportunity for CellGate and its shareholders.” said Chris Mirabelli of HealthCare Ventures.  “The transaction will maximize the value of CellGate’s assets by combining leading pre-clinical and clinical programs in oncology within a strong, diverse company with the resources to support ongoing discovery and development efforts.”

Progen’s near-term goals are to drive PI-88 towards commercialization, move the PG500 series into the clinic, create new pre-clinical heparanase inhibitor products from Progen’s discovery platform, and continue growing the Company through acquisitions and in-licensing.  Progen’s overriding objective is to expand its PI-88 platform and transform into a leader in the development of novel oncology products.  This acquisition is a decisive step toward accomplishing that objective.

In addition to pipeline assets, Progen will also be gaining the extensive expertise of CellGate’s Chief Scientific Officer, Dr. Laurence Marton.  Dr. Marton is a leading polyamine expert with substantial experience in cancer drug development, and will be a strong addition to the Progen management team.  Prior to Joining CellGate, Dr. Marton served as Dean of the University of Wisconsin-Madison Medical School; and before that was Chair of the Department of Laboratory Medicine at the University of California, San Francisco.  Dr Marton has extensive experience in the field of cell growth.  His research has resulted in more than 165 original publications, 60 scientific reviews and chapters, four books, and numerous patents.

About CellGate

CellGate, located in Redwood City, California, is a biotechnology company with oncology assets based on epigenetic and polyamine inhibition. CellGate brings to Progen an early generation polyamine analog, CGC11047, in Phase 1 clinical development. Progen intends to take CGC11047 through a rigorous pre- and clinical assessment in the coming 18 months before determining a future mid-stage clinical development program for this product candidate. Complementing this first generation clinical candidate is a series of next- generation pre-clinical compounds that have shown strong anti-tumor activity in animal cancer models.  These compounds represent potential new drug candidates for Progen that target both the polyamine as well as epigenetic pathways.  In addition, CellGate has active research collaborations with Johns Hopkins and Wayne State Universities with the goal of generating new compounds with strong activity against the epigenetic targets LSD-1 and HDAC.

Terms of the Agreement

Under the terms of the agreement, the up-front purchase price will comprise the issue of 756,199 Progen shares having a value of approximately $US1.5 million and the assumption by Progen of CellGate net liabilities up to $US1.0 million.

The shares will be issued as follows: 604,959 Progen shares on closing, 75,620 Progen shares on the date 6 months after closing and 75,620 Progen shares on the date 12 months after closing. The 6 and 12 month deferred issues of shares are subject to there having been no material breaches of warranties and representations given by CellGate. In the event CellGate’s net liabilities at closing are less than $1.0 million Progen will issue additional shares for the difference  but the total number of shares to be issued (including the 604,959 shares of up-front consideration) will in no event exceed 957,464 Progen shares. These additional shares will be issued approximately 45 days after closing. Any remaining difference will be paid in cash at closing.

Additional milestone payments of up to $US19.5 million, payable to the CellGate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of CellGate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestone is reached.

The transaction has been approved by the Boards of Directors of both companies and is subject to customary closing conditions and is expected to close in the first half of 2008.

Burrill LLC acted as financial advisor to Progen in this transaction.

Further details regarding the conference call will follow.

About Progen: Progen Pharmaceuticals Limited is an Australia-based globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Media Relations USA: Robert D. Stanislaro Financial Dynamics T: 212-850-5657 E: robert.stanislaro@fd.com
Media and Investor Relations Australia: Cindy Ingram Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: cindyi@progen-pharma.com	Investor Relations USA: Evan Smith Financial Dynamics T: 212-850-5606 E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission.  Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantage.